EXHIBIT 20

For Immediate Release	May 11, 2010

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported fiscal year third quarter earnings of $.24 per share, a decrease from $.35 in the prior year’s comparable quarter. Earnings for the nine-month period ended March 28, 2010, fell to $.32 per share from $.52 per share in the prior year comparable period.

Extreme winter weather in January and February, typically the strongest months for open play bowling, caused closures at all Virginia and Maryland centers. The severity of the three snow storms, two of them on weekends, prevented customers from traveling and resulted in unrecoverable loss of non-league business. Additionally, the Company incurred record expense for snow removal. The prior year quarter and nine month periods included insurance recovery of $194,000 that added approximately $.02 per share to after tax earnings.

Tomorrow the Company will pay a regular quarterly dividend of $.155, making this the 38th consecutive year of increased regular dividends.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange under the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available through the Company’s web site www.bowlamericainc.com.

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BOWL AMERICA INCORPORATED
Results of Operations
(Unaudited)

	Thirteen	Thirteen	Thirty-nine	Thirty-nine
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	03/28/10	03/29/09	03/28/10	03/29/09
Operating Revenues
Bowling and other	$5,833,898	$6,498,650	$15,010,131	$16,558,557
Food, beverage and merchandise sales	2,458,194	2,685,842	6,247,751	6,806,049
	8,292,092	9,184,492	21,257,882	23,364,606
Operating expenses excluding
depreciation and amortization	6,110,411	6,087,046	17,757,471	18,360,229
Depreciation and amortization	449,253	446,085	1,366,756	1,370,648
Interest and dividend income	136,797	149,992	411,692	498,246
Earnings before taxes	1,869,225	2,801,353	2,545,347	4,131,975
Net Earnings (1)	$1,215,325	$1,778,553	$1,654,447	$2,645,375
Weighted average shares
outstanding	5,140,999	5,131,095	5,141,035	5,133,656

EARNINGS PER SHARE	.24	.35	.32	.52

(1) Includes insurance recovery of $194,000 for the thirteen week period ended March 29, 2009, and $254,000 for the thirty-nine week period ended March 29, 2009.

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SUMMARY OF FINANCIAL POSITION
(Unaudited)
Dollars in Thousands

	03/28/10	03/29/09
ASSETS
Total current assets including cash and
short-term investment of $12,430 and $13,933	$13,953	$14,856
Property and investments	30,310	30,628
TOTAL ASSETS	$44,263	$45,484

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$5,026	$5,285
Other liabilities	2,287	2,320
Stockholders' equity	36,950	37,879
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$44,263	$45,484